EXHIBIT 12

STATEMENTS: COMPUTATION OF RATIOS

The following is a computation of Non-GAAP financial ratios:

	Years Ended December 31,
(dollars in thousands)	2012	2011	2010	2009	2008

Net Interest Income	$381,750	$338,258	$281,627	$172,785	$137,644
Effect of Tax Benefit on Interest Income	9,659	8,178	7,778	6,282	4,902

Net Interest Income (TE) (1)	391,409	346,436	289,405	179,067	142,546

Noninterest Income	175,997	131,859	133,890	344,537	91,932
Effect of Tax Benefit on Noninterest Income	1,981	1,775	1,669	1,558	1,598

Noninterest Income (TE) (1)	177,978	133,634	135,559	346,095	93,530

Total Revenues (TE) (1)	$569,387	$480,070	$424,964	$525,162	$236,076

Total Noninterest Expense	$432,185	$373,731	$304,249	$223,260	$161,226
Less Intangible Amortization Expense	(5,150)	(5,121)	(4,935)	(2,893)	(2,408)

Tangible Operating Expense (2)	$427,035	$368,610	$299,314	$220,367	$158,818

Net income	$76,395	$53,538	$48,826	$158,354	$39,912
Effect of Intangible Amortization, net of tax	3,348	3,328	3,208	1,880	1,566

Cash earnings	$79,743	$56,866	$52,034	$160,234	$41,478

Net Income per Common Share- Diluted	$2.59	$1.87	$1.88	$8.41	$2.97
Effect of Intangible Amortizaton per diluted share, net of tax	0.11	0.11	0.13	0.11	0.12

Cash Earnings per Share- Diluted	$2.70	$1.98	$2.01	$8.52	$3.09

Return on Average Common Equity	5.05%	3.77%	3.91%	20.08%	7.59%
Effect of Intangibles (2)	2.16	1.53	1.36	10.58	8.10

Return on Average Tangible Common Equity (2)	7.21%	5.30%	5.27%	30.66%	15.69%

Efficiency Ratio	77.5%	79.5%	73.2%	43.2%	70.2%
Effect of Tax Benefit Related to Tax Exempt Income	(1.6)	(1.7)	(1.6)	(0.7)	(1.9)

Efficiency Ratio (TE) (1)	75.9%	77.8%	71.6	42.5	68.3%
Effect of Amortization of Intangibles	(1.0)	(1.1)	(1.2)	(0.5)	(1.0)

Tangible Efficiency Ratio (TE) (1) (2)	74.9%	76.7%	70.4%	42.0%	67.3%

(1)	Fully taxable equivalent (TE) calculations include the tax benefit associated with related income sources that are tax-exempt using a marginal tax rate of 35%.
(2)	Tangible calculations eliminate the effect of goodwill and acquisition related intangible assets and the corresponding amortization expense on a tax-effected basis where applicable.

STATEMENTS: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,
(dollars in thousands)	2012	2011	2010	2009	2008

Net income	$76,395	$53,538	$48,826	$158,354	$39,912
Income tax expense	28,496	16,981	19,991	90,338	15,870

Income before income tax expense	$104,891	$70,519	$68,817	$248,692	$55,782

Fixed charges
Interest on short-term and other borrowings	$14,086	$11,515	$18,987	$21,919	$29,807

Fixed charges excluding interest on deposits	14,086	11,515	18,987	21,919	29,807
Interest on deposits	49,364	70,554	95,757	75,683	96,376

Fixed charges including interest on deposits	$63,450	$82,069	$114,744	$97,602	$126,183
Preferred stock dividends	—	—	—	3,350	348

Fixed charges including preferred stock dividends	$63,450	$82,069	$114,744	$100,952	$126,531

Earnings for ratio computations (1)
Excluding interest on deposits	$118,977	$82,034	$87,804	$270,611	$85,589
Including interest on deposits	$168,341	$152,588	$183,561	$346,294	$181,965

Ratio of earnings to fixed charges (2)
Excluding interest on deposits	8.45	7.12	4.62	12.35	2.87
Including interest on deposits	2.65	1.86	1.60	3.55	1.44

Ratio of earnings to fixed charges and preferred dividends (2)
Excluding interest on deposits	8.45	7.12	4.62	10.71	2.84
Including interest on deposits	2.65	1.86	1.60	3.43	1.44

(1)	Earnings are the sum of income before income tax expense and fixed charges.
(2)

For the purposes of calculating the ratio of earning to fixed charges, fixed charges are the sum of interest and debt expenses, excluding interest on deposits, and, in the second alternative, fixed charges are the sum of interest and debt expenses including interest on deposits.